

April 30, 2012

<u>Via E-mail</u>
Mr. David A. Brearton
Executive Vice President and Chief Financial Officer
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093-2753

> **Re: Kraft Foods Group, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed April 2, 2012**
> **File No. 1-35491**

Dear Mr. Brearton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-12B Filed April 2, 2012</u>

<u>Preliminary Information Statement Filed as Exhibit 99.1</u>

1.   We note that no vote of Kraft ParentCo shareholders is required to approve the spin-off and its material terms. With a view toward disclosure in the questions and answers section, please tell us why such approval is not required and was not sought.

<u>The Spin-Off, page 33</u>

2.   Please revise your disclosure to explain briefly how the financial terms of the spin-off were determined. For example, we note the disclosure on page 57 regarding the assumption by Kraft Foods Group of various net liabilities of the Global Snacks Business and Kraft ParentCo.

Unaudited Pro Forma Combined Financial Statements, page 49

3.   We note you disclose on page 50 that your historical combined financial statements include allocations of corporate expenses from Kraft ParentCo which may not be representative of the future costs you will incur as an independent public company. However, due to the anticipated changes in your cost structure related to your restructuring program, you have not reflected the change in your annual costs associated with providing these functions in the future in the unaudited pro forma combined statement of earnings.

Please expand your disclosure under note (1) on page 51 to discuss the anticipated changes in your cost structure and the estimated change amounts, to the extent known and quantifiable.

Executive Compensation, page 101

4.   Where you refer to Kraft ParentCo's committee's compensation consultant on page 124, please identify the consultant. For instance, we note Kraft ParentCo's disclosure in its definitive proxy statement filed on April 2, 2012, that in 2011 the committee retained Compensation Advisory Partners, LLC as its independent compensation consultant.

Certain Relationships and Related Party Transactions, page 148

5.   We note your disclosure that you and Kraft ParentCo intend to enter into agreements providing for various services and rights following the spin-off, and under which Kraft ParentCo and you will agree to indemnify each other against certain liabilities arising from your respective businesses. Please revise your disclosure to explain briefly how these agreements are being negotiated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang (Staff Accountant) at (202) 551-3867, or Jenifer Gallagher (Staff Accountant) at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director